SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934

BNC MORTGAGE, INC.
____________________________________________________________________
(Name of Issuer)

Shares of Common Stock, par value $0.001 per share
____________________________________________________________________
(Title of Class of Securities)

05561Y10
____________________________________________________________________
(CUSIP NUMBER)

Greenlight Capital, L.L.C.
420 Lexington Avenue
Suite 1740
New York, New York 10170
Tel. No.: (212) 973-1900
____________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to -

Eliot D. Raffkind

Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

February 18, 2000
____________________________________________________________________
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [    ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 05561Y10	13D	Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Greenlight Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 665,400
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 665,400
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 665,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.196%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 05561Y10	13D	Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS David Einhorn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 665,400
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 665,400
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 665,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.196%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 05561Y10	13D	Page 4 of 10 Pages

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jeffrey A. Keswin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 665,400
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 665,400
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 665,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.196%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

          The Schedule 13D (the "Schedule 13D") filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company ("Greenlight"), and Mr. David Einhorn and Mr. Jeffrey A. Keswin, the principals of Greenlight, relating to shares of Common Stock of BNC Mortgage, Inc. (the "Issuer") is hereby amended as follows.

Item 3.     Source and Amount of Funds

          The response to Item 3 is amended by deleting the first sentence thereof and replacing it with the following:

          As of February 17, 2000, Greenlight had invested (i) $1,783,702 in shares of Common Stock through Greenlight Fund, (ii) $2,529,035 in shares of Common Stock through Greenlight Offshore and (iii) $2,592,431 in shares of Common Stock through Greenlight Qualified.

Item 4.     Purpose of the Transaction

          The response to Item 4 is amended by deleting the prior response and replacing it with the following:

          On February 18, 2000, Greenlight delivered to the Issuer a letter, a copy of which is filed herewith as Exhibit 1 and incorporated herein by reference, pursuant to which Greenlight has offered to acquire all outstanding shares of Common Stock for $11.00 per share in cash through a tender offer and subsequent merger with a new corporation to be formed by Greenlight or its affiliates. As explained more fully in the letter, the transaction would be subject, among other things, to approval by the Board of Directors and, if applicable, stockholders of BNC, execution of a definitive agreement containing such terms, conditions and other provisions as are customary in a transaction of this type, redemption or other satisfactory termination of the Rights issued pursuant to the Issuer's Rights Agreement dated as of October 13, 1998, compliance with applicable regulatory requirements, extensions of the existing or obtaining new Issuer warehouse facilities and satisfactory completion of due diligence by Greenlight.

          In addition, the letter references a previously announced offer by an investor group led by senior members of the Issuer's management (the "Existing Offer") to acquire the Issuer at $10.00 per share of Common Stock. As stated in the letter, Greenlight believes that the Existing Offer is inadequate and questions the appropriateness of the provision in the Existing Offer to pay a large break-up fee and expense reimbursement to a management-led group in the apparent absence of a pre-signing "market check", particularly given the impediment presented by the Rights Agreement. Should the Issuer be obligated to pay this break-up fee and expense reimbursement, Greenlight's offer will be reduced by the amount the Issuer is obligated to pay.

          Greenlight has requested that the board of directors of the Issuer respond to its offer no later than 5:00 EST on February 22, 2000.

          NEITHER THIS FILING NOR GREENLIGHT'S LETTER IS AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF THE ISSUER. IF GREENLIGHT COMMENCES AN OFFER, IT WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION. ANY SUCH TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO ANY SUCH OFFER. IF ANY SUCH OFFER IS MADE, THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS WILL BE MADE AVAILABLE TO ALL SHAREHOLDERS OF THE ISSUER AT NO EXPENSE TO THEM, AND WILL ALSO BE AVAILABLE (TOGETHER WITH OTHER FILED DOCUMENTS) FOR FREE AT THE COMMISSION'S WEBSITE AT WWW.SEC.GOV.

Item 5.     Interest in Securities of the Issuer

          The first paragraph of the response to Item 5(a) is hereby deleted and replaced with the following:

          As of February 17, 2000, Greenlight, Mr. Einhorn and Mr. Keswin are beneficial owners of 665,400 shares of Common Stock of the Issuer or 13.196% of the shares outstanding. The 665,400 shares described above are beneficially owned by Greenlight, Mr. Einhorn and Mr. Keswin for the account of the Greenlight Fund, Greenlight Offshore or Greenlight Qualified, as the case may be.

          The second sentence of the second paragraph of the response to Item 5(a) is hereby deleted and replaced with the following:

          The percentage of beneficial ownership of Greenlight, Mr. Einhorn and Mr. Keswin as of February 17, 2000 is based on 5,042,350 outstanding shares of Common Stock as of February 12, 2000 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 31, 1999.

          The response to Item 5(c) is hereby deleted and replaced with the following:

          None of Greenlight, Mr. Einhorn and Mr. Keswin has effected any transactions in the Issuer's securities during the last sixty days.

Item 7.     Material to be Filed as Exhibits
Exhibit 1	Letter to Issuer dated February 17, 2000.

Signature

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2000

Greenlight Capital, L.L.C.

By:	/s/ Jeffrey A. Keswin Jeffrey A. Keswin, Managing Member

/s/ David Einhorn David Einhorn

/s/ Jeffrey A. Keswin Jeffrey A. Keswin

EXHIBIT INDEX

Exhibit 1	Letter to Issuer dated February 17, 2000.